SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BRONCO DRILLING COMPANY, INC.
(Name of Issuer)

Shares of Common Stock, par value $.01 per share
 (Title of Class of Securities)

112211107
 (CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LLC
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

—  with copies to —
Gregg Berman, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103
(212) 318-3000

July 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 to Schedule 13D modifies and supplements the Schedule 13D initially filed on July 25, 2008 (the "Statement"), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Bronco Drilling Company, Inc. (the “Company”).  Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the shares of Common Stock is for investment, and the acquisitions of such Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.  The Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of such Shares depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have had communications with the Issuer, including with one or more officers of the Issuer and one or more members of the board of directors of the Issuer, and may in the future engage in additional communications with such representatives of the Issuer.  In addition, the Reporting Persons have had communications with other shareholders of the Issuer and with Institutional Shareholder Services (“ISS”) and may in the future engage in additional communications with such persons.  The foregoing communications concerned, and such future communications if they occur are expected to concern, the amended merger agreement (the “Merger Agreement”) involving the Issuer and Allis-Chalmers Energy Inc., the Special Meeting of Shareholders regarding the Merger Agreement (the “Special Meeting”), and the business, operations, policies, management, structure, operations or capitalization of the Issuer.  The Reporting Persons conveyed their view that the Merger Agreement is not in the best interests of the Issuer or the Issuer’s shareholders.

On July 29, 2008 the Reporting Persons wrote the members of the Issuer’s board of directors of the Issuer regarding the Merger Agreement.  A copy of that letter is attached hereto as Exhibit 99.2.

The Reporting Persons may seek representation on the board of directors of the Issuer and/or may work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive, of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 7.	Materials to be filed as exhibits

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit 99.2	Letter from Wexford Capital LLC to the Board of Directors of the Issuer dated July 29, 2008

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: July 29, 2008

WEXFORD ALPHA TRADING LIMITED

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD CATALYST INVESTORS LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM TRADING LIMITED

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD CAPITAL LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Partner and Secretary

/s/ Charles E. Davidson
Charles E. Davidson

/s/ Joseph M. Jacobs
Joseph M. Jacobs

Exhibit Index

Exhibit 99.2	Letter from Wexford Capital LLC to the Board of Directors of the Issuer dated July 29, 2008